Exhibit 99.1

Filed by Pacific Premier Bancorp, Inc.
Pursuant to Rule 425 under the Securities Act of 1933
Subject Company: Plaza Bancorp
SEC Registration Statement No.: 333-220437

This filing relates to a press release dated October 24, 2017 issued by Pacific Premier Bancorp, Inc. The following is a copy of the press release.

Pacific Premier Bancorp, Inc. Announces Third Quarter 2017 Results (Unaudited)

Third Quarter 2017 Summary

•	Net income of $20.2 million, an increase of $6.1 million, or 43%, over the prior quarter

•	Diluted earnings per share of $0.50

•	ROAA and ROATCE of 1.26% and 15.02%, respectively

•	Efficiency ratio of 52%

•	Received all regulatory and shareholder approvals to acquire Plaza Bancorp

•	Tangible book value per share of $14.35, an increase of 17.4% over the third quarter of 2016

•	New loan originations of $558 million, 6th consecutive quarterly increase

•	Noninterest-bearing deposits account for 38% of total deposits

Irvine, Calif., October 24, 2017 -- Pacific Premier Bancorp, Inc. (NASDAQ: PPBI) (the “Company”), the holding company of Pacific Premier Bank (the “Bank”), reported net income for the third quarter of 2017 of $20.2 million, or $0.50 per diluted share, compared with net income of $14.2 million, or $0.35 per diluted share, for the second quarter of 2017 and net income of $9.2 million, or $0.33 per diluted share, for the third quarter of 2016. Net income for the third and second quarters of 2017 include $503,000 and $10.1 million of merger-related expense, respectively.

For the three months ended September 30, 2017, the Company’s return on average assets was 1.26% and return on average tangible common equity was 15.02%. For the three months ended June 30, 2017, the Company's return on average assets was 0.89% and the return on average tangible common equity was 11.33%. For the three months ended September 30, 2016, the Company's return on average assets was 1.00% and its return on average tangible common equity was 11.35%. Total assets as of September 30, 2017 were $6.5 billion compared with $6.4 billion at June 30, 2017 and $3.8 billion at September 30, 2016.

Steven R. Gardner, Chairman, President and Chief Executive Officer of the Company, commented on the results, “Consistent with the growth of our Company, we generated a solid level of net income and earnings per share in the third quarter. We continually strive to improve in all areas of operations and achieve what we believe are the standards of a high performing financial institution. As a result, we are generating attractive returns on assets and tangible common equity, while continuing to enhance and strengthen our risk management framework.

“We had a strong quarter of quality balance sheet growth. We generated $558 million in loan commitments, with balanced production across all of our major lending areas. We also had good inflows of core deposits, which is helping us to manage our deposit costs in a rising rate environment. The team we added in the Heritage Oaks Bancorp acquisition is performing well, and we are seeing good contributions to both loan and deposit growth coming from our Central Coast markets.

“We are efficiently moving forward with our acquisition of Plaza Bancorp, having received all regulatory and shareholder approvals, and expect to close the transaction on November 1, 2017. We are excited about the clients and bankers that we will be adding through this acquisition, as well as the improved opportunities for business development in the Los Angeles area. As with our previous acquisitions, we believe that Plaza Bancorp will have a positive impact on the value of our franchise and enhance our ability to continue delivering positive results for our shareholders in the future,” said Mr. Gardner.

FINANCIAL HIGHLIGHTS

	Three Months Ended
	September 30,	June 30,	September 30,
	2017	2017	2016
Financial Highlights	(dollars in thousands, except per share data)
Net income	$20,232	$14,176	$9,227
Diluted earnings per share	$0.50	$0.35	$0.33
Return on average assets	1.26%	0.89%	1.00%
Return on average tangible common equity (1)	15.02%	11.33%	11.35%
Net interest margin	4.34%	4.40%	4.41%
Cost of deposits	0.28%	0.25%	0.28%
Efficiency ratio (2)	52.1%	52.3%	57.0%
Total assets	$6,532,334	$6,440,631	$3,754,831
Tangible book value per share (1)	$14.35	$13.83	$12.22

(1) A reconciliation of the non-GAAP measures of average tangible common equity and tangible book value per share to the GAAP measures of common stockholders' equity and book value are set forth at the end of this press release.

(2) Represents the ratio of noninterest expense less other real estate owned operations, core deposit intangible amortization and merger-related expense to the sum of net interest income before provision for loan losses and total noninterest income, less gains/(loss) on sale of securities and other-than-temporary impairment recovery/(loss) on investment securities.

INCOME STATEMENT HIGHLIGHTS

Net Interest Income and Net Interest Margin

Net interest income totaled $64.3 million in the third quarter of 2017, an increase of $953,000, or 1.5%, from the second quarter of 2017. The increase in net interest income was primarily due to an increase in average loan balances and the impact of higher loan yields, driven principally by the Federal Reserve's June rate hike, partially offset by lower accretion income and prepayment fees, as well as higher deposit costs.

Our net interest margin decreased to 4.34% from 4.40% in the prior quarter, entirely driven by lower accretion income of $2.9 million, compared to $4.2 million of accretion income in the second quarter of 2017. Excluding the impact of accretion, our net interest margin expanded 5 basis points to 4.14%, compared with 4.09% in the second quarter as portfolio loan yields expanded by 7 basis points overall. Partially offsetting these favorable increases were higher deposit interest costs of 3 basis points to 28 basis points from 25 basis points, as well a decrease in prepayment fees of approximately $400,000.

Net interest income for the third quarter of 2017 increased $25.3 million, or 65%, compared to the third quarter of 2016. The increase was primarily related to an increase in average interest-earning assets of $2.4 billion, which resulted primarily from our organic loan growth since the end of the third quarter of 2016 and our acquisition of Heritage Oaks Bancorp ("Heritage Oaks") during the second quarter of 2017.

Provision for Loan Losses

A provision for loan losses of $2.0 million was recorded for the third quarter of 2017, compared with a provision for loan losses of $1.9 million for the quarter ending June 30, 2017. The small increase in our provision for loan losses was primarily due to organic loan growth.

PACIFIC PREMIER BANCORP, INC. AND SUBSIDIARIES
CONSOLIDATED AVERAGE BALANCES AND YIELD DATA

	Three Months Ended
	September 30, 2017			June 30, 2017			September 30, 2016
	Average Balance	Interest Income/Expense	Average Yield/ Cost	Average Balance	Interest Income/Expense	Average Yield/ Cost	Average Balance	Interest Income/Expense	Average Yield/ Cost
Assets	(dollars in thousands)
Cash and cash equivalents	$167,745	$265	0.63%	$133,127	$160	0.48%	$201,140	$232	0.46%
Investment securities	765,537	4,981	2.60	829,380	5,019	2.42	316,253	1,710	2.16
Loans receivable, net (1)	4,937,979	64,915	5.22	4,815,612	63,554	5.29	2,998,153	40,487	5.37
Total interest-earning assets	$5,871,261	$70,161	4.74%	$5,778,119	$68,733	4.77%	$3,515,546	$42,429	4.80%

Liabilities
Interest-bearing deposits	$3,147,320	$3,557	0.45%	$3,107,842	$3,081	0.40%	$1,921,740	$2,136	0.44%
Borrowings	399,206	2,313	2.30	464,845	2,314	2.00	166,881	1,284	3.06
Total interest-bearing liabilities	$3,546,526	$5,870	0.66%	$3,572,687	$5,395	0.61%	$2,088,621	$3,420	0.65%
Noninterest-bearing deposits	$1,860,177			$1,802,752			$1,134,318
Net interest income		$64,291			$63,338			$39,009
Net interest margin (2)			4.34%			4.40%			4.41%

(1) Average balance includes nonperforming loans and is net of deferred loan origination fees/costs and unamortized discounts/premiums.
(2) Represents net interest income divided by average interest-earning assets.

Noninterest Income

Noninterest income for the third quarter of 2017 was $8.2 million, a decrease of $538,000, or 6%, from the second quarter of 2017. The decrease from the second quarter of 2017 was primarily related to a $1.2 million decrease in net gain from the sale of investment securities, partially offset by a $552,000 increase in net gain from the sales of loans as well as increases in loan servicing and deposit fees.

During the quarter, the Bank sold $31.9 million of Small Business Administration ("SBA") loans for a gain of $3.1 million, compared with $29.2 million of SBA loans sold and a gain of $2.9 million in the prior quarter. Additionally, the Bank sold lower yielding one-to-four family loans during the quarter totaling $37.0 million for a gain of $386,000.

Noninterest income for the third quarter of 2017 increased $2.3 million, or 38%, compared to the third quarter of 2016. The increase from the third quarter of 2016 was primarily related to a $869,000 increase in other income, $695,000 increase in deposit fees, a $384,000 increase in net gain from the sale of investment securities, and a $317,000 increase in net gain from sales of loans.

	Three Months Ended
	September 30,	June 30,	September 30,
	2017	2017	2016
NONINTEREST INCOME	(dollars in thousands)
Loan servicing fees	$276	$143	$288
Deposit fees	1,117	986	422
Net gain from sales of loans	3,439	2,887	3,122
Net gain from sales of investment securities	896	2,093	512
Net gain from other real estate owned	—	94	—
Other income	2,493	2,556	1,624
Total noninterest income	$8,221	$8,759	$5,968

 Noninterest Expense

Noninterest expense totaled $39.6 million for the third quarter of 2017, a decrease of $8.9 million, or 18%, compared with the second quarter of 2017. The decrease was primarily driven by merger-related expense of $503,000 in the third quarter of 2017 compared with $10.1 million for the second quarter of 2017. Excluding the merger-related expense, our noninterest expense increased to $39.1 million compared with $38.4 million for the second quarter of 2017. The increase was primarily driven by an increase in legal, audit and professional expenses of $697,000, a $409,000 increase in other expense, due primarily to CRA related charitable contributions, and a $283,000 increase in premises and occupancy expense, as we expand our facilities to accommodate our growth. These increases were partially offset by a decrease of $439,000 in FDIC insurance premiums, as we adjusted the accrual following the Heritage Oaks acquisition, and a $357,000 decrease in data processing expense, as the Company realized cost savings upon converting the Heritage Oaks systems early in the third quarter of 2017.

In comparison to the third quarter of 2016, noninterest expense grew by $13.8 million, or 53%. The increase in expense was primarily related to the additional costs from the operations, personnel and branches retained from the acquisition of Heritage Oaks, combined with our continued investment in personnel and systems to support our organic growth.

	Three Months Ended
	September 30,	June 30,	September 30,
	2017	2017	2016
NONINTEREST EXPENSE	(dollars in thousands)
Compensation and benefits	$21,707	$21,625	$14,181
Premises and occupancy	4,016	3,733	2,576
Data processing	2,082	2,439	1,223
Other real estate owned operations, net	3	44	5
FDIC insurance premiums	379	818	442
Legal, audit and professional expense	1,978	1,281	737
Marketing expense	1,248	1,006	1,683
Office, telecommunications and postage expense	835	922	612
Loan expense	1,017	1,068	534
Deposit expense	1,655	1,663	1,315
Merger-related expense	503	10,117	—
CDI amortization	1,761	1,761	525
Other expense	2,428	2,019	2,027
Total noninterest expense	$39,612	$48,496	$25,860

Income Tax

For the third quarter of 2017, our effective tax rate was 34.4%, compared with 34.7% for the second quarter of 2017 and 38.9% for the third quarter of 2016. The quarter's rate was favorably impacted by a $1.1 million true-up with the filing of the 2016 tax return and, to a lesser extent, the tax rate deductibility of equity stock expense related to the adoption of ASU 2016-09, Compensation-Stock Compensation (Topic 718): Improvements to Employee Share-Based Accounting.

BALANCE SHEET HIGHLIGHTS

Loans

Loans held for investment totaled $5.0 billion at September 30, 2017, an increase of $151 million, or 3%, from June 30, 2017, and an increase of $1.9 billion, or 62%, from September 30, 2016. The $151 million increase from the current quarter compared to the prior quarter was the result of business loans growing $159 million and real estate loans falling $8 million. The total end of period weighted average interest rate on loans, excluding fees and discounts, at September 30, 2017 was 4.81%, compared to 4.79% at June 30, 2017 and 4.80% at September 30, 2016.

Loans held for sale increased $37 million from the prior quarter as a result of the inclusion of $32 million of low yielding one-to-four family loans earmarked for potential sale in fourth quarter.

Loan activity during the third quarter of 2017 included new organic loan commitments of $558 million, compared with $492 million in the second quarter of 2017 and $322 million in the third quarter of 2016. The $558 million of new organic loan commitments during the third quarter of 2017 included-$107 million of commercial and industrial loans, $86.9 million of construction loans, $85.4 million of franchise loans, $83.9 million of commercial real estate owner occupied loans, $73.0 million of multifamily loans, $49.2 million of SBA loans and $47.4 million of commercial real estate non-owner occupied loans.

At September 30, 2017, our ratio of loans held for investment to total deposits was 99.8%, compared with 98.2% and 101.0% at June 30, 2017 and September 30, 2016, respectively.

	September 30,	June 30,	September 30,
	2017	2017	2016
	(dollars in thousands)
Business loans:
Commercial and industrial	$763,091	$733,852	$537,809
Franchise	626,508	565,415	431,618
Commercial owner occupied	805,137	729,476	460,068
SBA	107,211	101,384	83,186
Agriculture	86,466	98,842	—
Total business loans	2,388,413	2,228,969	1,512,681
Real estate loans:
Commercial non-owner occupied	1,098,995	1,095,184	527,412
Multi-family	797,370	746,547	689,813
One-to-four family	246,248	322,048	101,377
Construction	301,334	289,600	231,098
Farmland	140,581	136,587	—
Land	30,719	31,799	18,472
Other loans	6,228	7,309	5,678
Total real estate loans	2,621,475	2,629,074	1,573,850
Gross loans held for investment	5,009,888	4,858,043	3,086,531
Plus: Deferred loan origination costs/(fees) and premiums/(discounts), net	(571)	568	4,308
Loans held for investment	5,009,317	4,858,611	3,090,839
Allowance for loan losses	(27,143)	(25,055)	(21,843)
Loans held for investment, net	$4,982,174	$4,833,556	$3,068,996

Loans held for sale, at lower of cost or fair value	$44,343	$6,840	$9,009

Asset Quality and Allowance for Loan Losses

At September 30, 2017, our allowance for loan losses was $27.1 million, an increase of $2.1 million from June 30, 2017, driven principally by our organic loan growth. Loan loss provision for the quarter was $2.0 million, while net recoveries were $38,000.

The ratio of allowance for loan losses to loans held for investment at September 30, 2017 was 0.54%, compared to 0.52% and 0.71% at June 30, 2017 and September 30, 2016, respectively. Under the guidance of ASC 820: Fair Value Measurements and Disclosures, the fair value discount on loans acquired through total bank acquisitions was $21.6 million, or 0.43% of total loans held for investment, as of September 30, 2017, compared to $25.2 million, or 0.52% of total loans held for investment, as of June 30, 2017.

Nonperforming assets totaled $887,000, or 0.01% of total assets, at September 30, 2017, an increase from $767,000, or 0.01% of total assets, at June 30, 2017. During the third quarter of 2017, nonperforming loans increased $120,000 to $515,000, and other real estate owned remained unchanged at $372,000. Loan delinquencies increased to $3.6 million, or 0.07% of loans held for investment, compared to $3.0 million, or 0.06% of loans held for investment, at June 30, 2017.

	September 30,	June 30,	September 30,
	2017	2017	2016
Asset Quality	(dollars in thousands)
Nonaccrual loans	$515	$395	$5,734
Other real estate owned	372	372	711
Nonperforming assets	$887	$767	$6,445

Allowance for loan losses	$27,143	$25,055	$21,843
Allowance for loan losses as a percent of total nonperforming loans	5,270%	6,343%	381%
Nonperforming loans as a percent of loans held for investment	0.01%	0.01%	0.19%
Nonperforming assets as a percent of total assets	0.01%	0.01%	0.17%
Net loan (recoveries) charge-offs for the quarter ended	$(38)	$(76)	$1,125
Net loan (recoveries) charge-offs for quarter to average total loans	—%	—%	0.04%
Allowance for loan losses to loans held for investment (1)	0.54%	0.52%	0.71%
Delinquent Loans:
30 - 59 days	$556	$600	$1,042
60 - 89 days	1,423	1,965	1,990
90+ days	1,629	454	2,646
Total delinquency	$3,608	$3,019	$5,678
Delinquency as a % of loans held for investment	0.07%	0.06%	0.18%

(1) 31% of loans held for investment include a fair value discount of $21.6 million.

Investment Securities

Investment securities available for sale totaled $704 million at September 30, 2017, an increase of $861,000 from June 30, 2017, and $391 million from September 30, 2016. The increase in the third quarter of 2017 was primarily the result of $66.4 million in purchases, partially offset by $27.6 million in sales of securities resulting in a gain of $896,000, and approximately $27.1 million in principal payments/amortization/redemptions.

Deposits

At September 30, 2017, deposits totaled $5.0 billion, an increase of $71.7 million, or 1.4%, from June 30, 2017 and $2.0 billion, or 64%, from September 30, 2016. At September 30, 2017, non-maturity deposits totaled $4.2 billion, or 84% of total deposits, an increase of $64.3 million, or 1.6%, from June 30, 2017 and an increase of $1.7 billion, or 69%, from September 30, 2016. During the third quarter of 2017, deposit increases included $80.2 million in noninterest-bearing deposits, $6.3 million in wholesale/brokered certificates of deposits, $3.7 million in money market/savings deposits and $1.1 million in retail certificate deposits, partially offset by a $19.5 million decrease in interest checking.

The weighted average cost of deposits for the three month period ending September 30, 2017 was 0.28%, compared to 0.25% for the three month period ending June 30, 2017 and 0.28% for the three month period ending September 30, 2016.

	September 30,	June 30,	September 30,
	2017	2017	2016
Deposit Accounts	(dollars in thousands)
Noninterest-bearing checking	$1,890,241	$1,810,047	$1,160,394
Interest-bearing:
Checking	304,295	323,818	181,534
Money market/savings	2,009,781	2,006,131	1,145,609
Retail certificates of deposit	573,652	572,523	384,083
Wholesale/brokered certificates of deposit	240,184	233,912	188,132
Total interest-bearing	3,127,912	3,136,384	1,899,358
Total deposits	$5,018,153	$4,946,431	$3,059,752

Cost of deposits	0.28%	0.25%	0.28%
Noninterest-bearing deposits as a percent of total deposits	38%	37%	38%
Non-maturity deposits as a percent of total deposits	84%	84%	81%

Borrowings

At September 30, 2017, total borrowings amounted to $462 million, a decrease of $15.0 million, or 3%, from June 30, 2017 and an increase of $256 million, or 125%, from September 30, 2016. Total borrowings for the quarter included $335 million of advances from the Federal Home Loan Bank of San Francisco and $79.9 million of subordinated debt. At September 30, 2017, total borrowings represented 7.1% of total assets, compared to 7.4% and 5.5%, as of June 30, 2017 and September 30, 2016, respectively.

Capital Ratios

At September 30, 2017, our ratio of tangible common equity to total assets was 9.41%, compared with 9.18% in the prior quarter, with book value per share of $24.44 and tangible book value per share of $14.35 per share, compared with a tangible book value per share of $13.83 at June 30, 2017 and tangible book value per share of $12.22 at September 30, 2016.

At September 30, 2017, the Company had a ratio for tier 1 leverage capital of 9.95%, common equity tier 1 risk-based capital of 10.55%, tier 1 risk-based capital of 10.72% and total risk-based capital of 12.28%.

At September 30, 2017, the Bank exceeded all regulatory capital requirements with a ratio for tier 1 leverage capital of 10.91%, common equity tier 1 risk-based capital of 11.76%, tier 1 risk-based capital of 11.76% and total risk-based capital of 12.26%. These capital ratios each exceeded the “well capitalized” standards defined by the federal banking regulators of 5.00% for tier 1 leverage capital, 6.5% for common equity tier 1 risk-based capital, 8.00% for tier 1 risk-based capital and 10.00% for total risk-based capital.

	September 30,	June 30,	September 30,
Capital Ratios	2017	2017	2016
Pacific Premier Bancorp, Inc. Consolidated
Tier 1 leverage ratio	9.95%	9.85%	9.80%
Common equity tier 1 risk-based capital ratio	10.55%	10.71%	10.36%
Tier 1 risk-based capital ratio	10.72%	11.08%	10.66%
Total risk-based capital ratio	12.28%	12.69%	13.14%
Tangible common equity ratio (1)	9.41%	9.18%	9.28%

Pacific Premier Bank
Tier 1 leverage ratio	10.91%	10.54%	11.03%
Common equity tier 1 risk-based capital ratio	11.76%	11.85%	12.01%
Tier 1 risk-based capital ratio	11.76%	11.85%	12.01%
Total risk-based capital ratio	12.26%	12.35%	12.70%

Share Data
Book value per share	$24.44	$23.96	$16.27
Shares issued and outstanding	40,162,026	40,048,758	27,656,533
Tangible book value per share (1)	$14.35	$13.83	$12.22
Closing stock price	$37.75	$36.90	$26.46
Market Capitalization (2)	$1,516,116	$1,477,759	$731,792

(1) A reconciliation of the non-GAAP measures of tangible common equity and tangible book value per share to the GAAP measures of common stockholders' equity and book value per share is set forth below.

(2) Dollars in thousands

Conference Call and Webcast

The Company will host a conference call at 9:00 a.m. PT / 12:00 p.m. ET on October 24, 2017 to discuss its financial results. Analysts and investors may participate in the question-and-answer session. A live webcast will be available on the Webcasts page of the Company's investor relations website. An archived version of the webcast will be available in the same location shortly after the live call has ended. The conference call can be accessed by telephone at (866) 290-5977 and asking to be joined to the Pacific Premier Bancorp conference call. Additionally, a telephone replay will be made available through October 31, 2017 at (877) 344-7529, conference ID 10112795.

About Pacific Premier Bancorp, Inc.

Pacific Premier Bancorp, Inc. is the holding company for Pacific Premier Bank, one of the largest banks headquartered in Southern California with approximately $6.5 billion in assets. Pacific Premier Bank is a business bank primarily focused on serving small and middle market businesses in the counties of Orange, Los Angeles, Riverside, San Bernardino, San Diego, San Luis Obispo and Santa Barbara, California. Through its 26 depository branches, Pacific Premier Bank offers a diverse range of lending products including commercial, commercial real estate, construction, and SBA loans, as well as specialty banking products for homeowners associations and franchise lending nationwide.

FORWARD-LOOKING COMMENTS

The statements contained herein that are not historical facts are forward-looking statements based on management's current expectations and beliefs concerning future developments and their potential effects on the Company including, without limitation, statements regarding the Company's growth, management of growth related expense and the impact of acquisitions. Such statements involve inherent risks and uncertainties, many of which are difficult to predict and are generally beyond the control of the Company. There can be no assurance that future developments affecting the Company will be the same as those anticipated by management. The Company cautions readers that a number of important factors could cause actual results to differ materially from those expressed in, or implied or projected by, such forward-looking statements. These risks and uncertainties include, but are not limited to, the following: the strength of the United States economy in general and the strength of the local economies in which we conduct operations; the effects of, and changes in, trade, monetary and fiscal policies and laws, including interest rate policies of the Board of Governors of the Federal Reserve System; inflation, interest rate, market and monetary fluctuations; the timely development of competitive new products and services and the acceptance of these products and services by new and existing customers; the willingness of users to substitute competitors’ products and services for the Company’s products and services; the impact of changes in financial services policies, laws and regulations (including the Dodd-Frank Wall Street Reform and Consumer Protection Act) and of governmental efforts to restructure the U.S. financial regulatory system; technological changes; the effect of acquisitions that the Company may make, if any, including, without limitation, the failure to achieve the expected revenue growth and/or expense savings from its acquisitions; changes in the level of the Company’s nonperforming assets and charge-offs; any oversupply of inventory and deterioration in values of California real estate, both residential and commercial; the effect of changes in accounting policies and practices, as may be adopted from time-to-time by bank regulatory agencies, the Securities and Exchange Commission (“SEC”), the Public Company Accounting Oversight Board, the Financial Accounting Standards Board or other accounting standards setters; possible other-than-temporary impairment of securities held by us; changes in consumer spending, borrowing and savings habits; the effects of the Company’s lack of a diversified loan portfolio, including the risks of geographic and industry concentrations; ability to attract deposits and other sources of liquidity; changes in the financial performance and/or condition of our borrowers; changes in the competitive environment among financial and bank holding companies and other financial service providers; unanticipated regulatory or judicial proceedings; and the Company’s ability to manage the risks involved in the foregoing. Additional factors that could cause actual results to differ materially from those expressed in the forward-looking statements are discussed in the 2016 Annual Report on Form 10-K of Pacific Premier Bancorp, Inc. filed with the SEC and available at the SEC’s Internet site (http://www.sec.gov).

The Company specifically disclaims any obligation to update any factors or to publicly announce the result of revisions to any of the forward-looking statements included herein to reflect future events or developments.

NOTICE TO PLAZA BANCORP STOCKHOLDERS

This press release does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. In connection with the Company’s proposed acquisition of Plaza Bancorp (“Plaza”), the Company has filed a registration statement on Form S-4 (the “Registration Statement”) with the SEC. The Registration Statement was declared by the SEC to be effective on September 28, 2017, and a prospectus/consent solicitation statement was distributed to the stockholders of Plaza. STOCKHOLDERS OF PLAZA ARE ENCOURAGED TO READ THE REGISTRATION STATEMENT AND THE PROSPECTUS/CONSENT SOLICITATION STATEMENT AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, AS WELL AS SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED ACQUISITION. Investors and security holders are be able to obtain the documents, including the prospectus/consent solicitation statement, free of charge at the SEC’s website, www.sec.gov. In addition, documents filed with the SEC by the Company are available free of charge by (1) accessing the Company’s website at www.ppbi.com under the “Investor Relations” link and then under the heading “SEC Filings,” (2) writing to Pacific Premier at 17901 Von Karman Avenue, Suite 1200, Irvine, CA 92614, Attention: Investor Relations or (3) writing to Plaza at 18200 Von Karman Avenue, Suite 500, Irvine, CA 92612, Attention: Corporate Secretary.
The directors, executive officers and certain other members of management and employees of Plaza may be deemed to be participants in the solicitation of consents in favor of the acquisition from the stockholders of Plaza. Additional information regarding the interests of those participants and other persons who may be deemed participants in the transaction may be obtained by reading the prospectus/consent solicitation statement regarding the proposed acquisition. Free copies of this document may be obtained as described in the preceding paragraph.

Contact:

Pacific Premier Bancorp, Inc.

Steven R. Gardner
Chairman, President and Chief Executive Officer
949.864.8000

Ronald J. Nicolas, Jr.
Senior Executive Vice President & CFO
949.864.8000

PACIFIC PREMIER BANCORP, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION
(dollars in thousands)
(Unaudited)
	September 30,	June 30,	March 31,	December 31,	September 30,
ASSETS	2017	2017	2017	2016	2016
Cash and due from banks	$35,713	$35,686	$13,425	$14,706	$18,543
Interest-bearing deposits with financial institutions	85,649	193,595	87,088	142,151	85,361
Cash and cash equivalents	121,362	229,281	100,513	156,857	103,904
Interest-bearing time deposits with financial institutions	4,437	3,944	3,944	3,944	3,944
Investments held-to-maturity, at amortized cost	18,627	7,750	8,272	8,565	8,900
Investment securities available-for-sale, at fair value	703,944	703,083	435,408	380,963	313,200
FHLB, FRB and other stock, at cost	58,344	56,612	37,811	37,304	29,966
Loans held for sale, at lower of cost or fair value	44,343	6,840	11,090	7,711	9,009
Loans held for investment	5,009,317	4,858,611	3,385,697	3,241,613	3,090,839
Allowance for loan losses	(27,143)	(25,055)	(23,075)	(21,296)	(21,843)
Loans held for investment, net	4,982,174	4,833,556	3,362,622	3,220,317	3,068,996
Accrued interest receivable	20,527	20,607	13,366	13,145	11,642
Other real estate owned	372	372	460	460	711
Premises and equipment	45,725	45,342	11,799	12,014	11,314
Deferred income taxes, net	22,023	22,201	12,744	16,807	20,001
Bank owned life insurance	75,482	74,982	40,696	40,409	40,116
Intangible assets	33,545	35,305	8,942	9,451	9,976
Goodwill	371,677	370,564	102,490	102,490	101,939
Other assets	29,752	30,192	24,271	25,874	21,213
Total Assets	$6,532,334	$6,440,631	$4,174,428	$4,036,311	$3,754,831
LIABILITIES AND STOCKHOLDERS’ EQUITY
LIABILITIES:
Deposit accounts:
Noninterest-bearing checking	$1,890,241	$1,810,047	$1,232,578	$1,185,768	$1,160,394
Interest-bearing:
Checking	304,295	323,818	191,399	182,893	181,534
Money market/savings	2,009,781	2,006,131	1,273,917	1,202,361	1,145,609
Retail certificates of deposit	573,652	572,523	381,738	375,203	384,083
Wholesale/brokered certificates of deposit	240,184	233,912	217,441	199,356	188,132
Total interest-bearing	3,127,912	3,136,384	2,064,495	1,959,813	1,899,358
Total deposits	5,018,153	4,946,431	3,297,073	3,145,581	3,059,752
FHLB advances and other borrowings	382,173	397,267	311,363	327,971	136,213
Subordinated debentures	79,871	79,800	69,413	69,383	69,353
Accrued expenses and other liabilities	70,477	57,402	25,554	33,636	39,548
Total Liabilities	5,550,674	5,480,900	3,703,403	3,576,571	3,304,866
STOCKHOLDERS’ EQUITY:
Common stock	397	396	275	274	273
Additional paid-in capital	817,809	815,329	345,888	345,138	343,231
Retained earnings	160,978	140,746	126,570	117,049	105,098
Accumulated other comprehensive income (loss), net of tax (benefit)	2,476	3,260	(1,708)	(2,721)	1,363
Total Stockholders' Equity	981,660	959,731	471,025	459,740	449,965
Total Liabilities and Stockholders' Equity	$6,532,334	$6,440,631	$4,174,428	$4,036,311	$3,754,831

PACIFIC PREMIER BANCORP, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS
(dollars in thousands, except per share data)
(Unaudited)

	Three Months Ended			Nine Months Ended
	September 30,	June 30,	September 30,	September 30,	September 30,
	2017	2017	2016	2017	2016
INTEREST INCOME
Loans	$64,915	$63,554	$40,487	$170,905	$114,929
Investment securities and other interest-earning assets	5,246	5,179	1,942	13,416	5,879
Total interest income	70,161	68,733	42,429	184,321	120,808
INTEREST EXPENSE
Deposits	3,557	3,081	2,136	8,774	6,215
FHLB advances and other borrowings	1,162	1,175	314	2,940	963
Subordinated debentures	1,151	1,139	970	3,275	2,859
Total interest expense	5,870	5,395	3,420	14,989	10,037
Net interest income before provision for loan losses	64,291	63,338	39,009	169,332	110,771
Provision for loan losses	2,049	1,904	4,013	6,455	6,722
Net interest income after provision for loan losses	62,242	61,434	34,996	162,877	104,049
NONINTEREST INCOME
Loan servicing fees	276	143	288	641	769
Deposit fees	1,117	986	422	2,521	1,267
Net gain from sales of loans	3,439	2,887	3,122	9,137	7,152
Net gain from sales of investment securities	896	2,093	512	2,989	1,797
Net gain from other real estate owned	—	94	—	94	18
Other income	2,493	2,556	1,624	6,281	4,282
Total noninterest income	8,221	8,759	5,968	21,663	15,285
NONINTEREST EXPENSE
Compensation and benefits	21,707	21,625	14,181	58,218	39,018
Premises and occupancy	4,016	3,733	2,576	10,202	7,306
Data processing	2,082	2,439	1,223	5,708	3,021
Other real estate owned operations, net	3	44	5	59	16
FDIC insurance premiums	379	818	442	1,652	1,225
Legal, audit and professional expense	1,978	1,281	737	4,177	2,149
Marketing expense	1,248	1,006	1,683	3,072	3,116
Office, telecommunications and postage expense	835	922	612	2,190	1,666
Loan expense	1,017	1,068	534	2,553	1,477
Deposit expense	1,655	1,663	1,315	4,762	3,516
Merger-related expense	503	10,117	—	15,566	3,616
CDI amortization	1,761	1,761	525	4,033	1,514
Other expense	2,428	2,019	2,027	5,663	5,565
Total noninterest expense	39,612	48,496	25,860	117,855	73,205
Net income before income taxes	30,851	21,697	15,104	66,685	46,129
Income tax	10,619	7,521	5,877	22,756	17,977
Net income	$20,232	$14,176	$9,227	$43,929	$28,152
EARNINGS PER SHARE
Basic	$0.51	$0.36	$0.34	$1.23	$1.05
Diluted	$0.50	$0.35	$0.33	$1.20	$1.03
WEIGHTED AVERAGE SHARES OUTSTANDING
Basic	39,709,565	39,586,524	27,387,123	35,652,626	26,776,140
Diluted	40,486,114	40,394,236	27,925,351	36,455,945	27,245,108

SELECTED FINANCIAL DATA

PACIFIC PREMIER BANCORP, INC. AND SUBSIDIARIES
CONSOLIDATED AVERAGE BALANCES AND YIELD DATA

	Three Months Ended
	September 30, 2017			June 30, 2017			September 30, 2016
	Average Balance	Interest Income/Expense	Average Yield/Cost	Average Balance	Interest Income/Expense	Average Yield/Cost	Average Balance	Interest Income/Expense	Average Yield/Cost
Assets	(dollars in thousands)
Interest-earning assets:
Cash and cash equivalents	$167,745	$265	0.63%	$133,127	$160	0.48%	$201,140	$232	0.46%
Investment securities	765,537	4,981	2.60	829,380	5,019	2.42	316,253	1,710	2.16
Loans receivable, net (1)	4,937,979	64,915	5.22	4,815,612	63,554	5.29	2,998,153	40,487	5.37
Total interest-earning assets	5,871,261	70,161	4.74	5,778,119	68,733	4.77	3,515,546	42,429	4.80
Noninterest-earning assets	573,127			592,186			190,670
Total assets	$6,444,388			$6,370,305			$3,706,216
Liabilities and Equity
Interest-bearing deposits:
Interest checking	$318,412	$103	0.13	$329,450	$90	0.11	$185,344	$53	0.11
Money market	1,802,834	1,767	0.39	1,779,013	1,582	0.36	1,036,349	923	0.35
Savings	211,404	68	0.13	218,888	68	0.12	98,496	38	0.15
Retail certificates of deposit	571,663	1,052	0.73	568,367	911	0.64	402,371	745	0.74
Wholesale/brokered certificates of deposit	243,007	567	0.93	212,124	430	0.81	199,180	377	0.75
Total interest-bearing deposits	3,147,320	3,557	0.45	3,107,842	3,081	0.40	1,921,740	2,136	0.44
FHLB advances and other borrowings	319,373	1,162	1.44	385,088	1,175	1.22	97,547	314	1.28
Subordinated debentures	79,833	1,151	5.77	79,757	1,139	5.71	69,334	970	5.60
Total borrowings	399,206	2,313	2.30	464,845	2,314	2.00	166,881	1,284	3.06
Total interest-bearing liabilities	3,546,526	5,870	0.66	3,572,687	5,395	0.61	2,088,621	3,420	0.65
Noninterest-bearing deposits	1,860,177			1,802,752			1,134,318
Other liabilities	61,604			46,666			34,500
Total liabilities	5,468,307			5,422,105			3,257,439
Stockholders' equity	976,081			948,200			448,777
Total liabilities and equity	$6,444,388			$6,370,305			$3,706,216
Net interest income		$64,291			$63,338			$39,009
Net interest margin (2)			4.34%			4.40%			4.41%
Ratio of interest-earning assets to interest-bearing liabilities			165.55%			161.73%			168.32%

(1) Average balance includes nonperforming loans and is net of deferred loan origination fees/costs and unamortized discounts/premiums.
(2) Represents net interest income divided by average interest-earning assets.

PACIFIC PREMIER BANCORP, INC. AND SUBSIDIARIES
LOAN PORTFOLIO COMPOSITION
(dollars in thousands)

	September 30,	June 30,	March 31,	December 31,	September 30,
	2017	2017	2017	2016	2016

Business loans:
Commercial and industrial	$763,091	$733,852	$593,457	$563,169	$537,809
Franchise	626,508	565,415	493,158	459,421	431,618
Commercial owner occupied	805,137	729,476	482,295	454,918	460,068
SBA	107,211	101,384	96,486	88,994	83,186
Agriculture	86,466	98,842	—	—	—
Total business loans	2,388,413	2,228,969	1,665,396	1,566,502	1,512,681
Real estate loans:
Commercial non-owner occupied	1,098,995	1,095,184	612,444	586,975	527,412
Multi-family	797,370	746,547	682,237	690,955	689,813
One-to-four family	246,248	322,048	100,423	100,451	101,377
Construction	301,334	289,600	298,279	269,159	231,098
Farmland	140,581	136,587	—	—	—
Land	30,719	31,799	19,738	19,829	18,472
Other loans	6,228	7,309	3,930	4,112	5,678
Total real estate loans	2,621,475	2,629,074	1,717,051	1,671,481	1,573,850
Gross loans held for investment	5,009,888	4,858,043	3,382,447	3,237,983	3,086,531
Plus: Deferred loan origination costs/(fees) and premiums/(discounts), net	(571)	568	3,250	3,630	4,308
Loans held for investment	5,009,317	4,858,611	3,385,697	3,241,613	3,090,839
Allowance for loan losses	(27,143)	(25,055)	(23,075)	(21,296)	(21,843)
Loans held for investment, net	$4,982,174	$4,833,556	$3,362,622	$3,220,317	$3,068,996

Loans held for sale, at lower of cost or fair value	$44,343	$6,840	$11,090	$7,711	$9,009

PACIFIC PREMIER BANCORP, INC. AND SUBSIDIARIES
ASSET QUALITY INFORMATION
(dollars in thousands)

	September 30,	June 30,	March 31,	December 31,	September 30,
	2017	2017	2017	2016	2016
Asset Quality
Nonaccrual loans	$515	$395	$513	$1,141	$5,734
Other real estate owned	372	372	460	460	711
Nonperforming assets	$887	$767	$973	$1,601	$6,445

Allowance for loan losses	$27,143	$25,055	$23,075	$21,296	$21,843
Allowance for loan losses as a percent of total nonperforming loans	5,270%	6,343%	4,498%	1,866%	381%
Nonperforming loans as a percent of loans held for investment	0.01%	0.01%	0.02%	0.04%	0.19%
Nonperforming assets as a percent of total assets	0.01%	0.01%	0.02%	0.04%	0.17%
Net loan (recoveries) charge-offs for the quarter ended	$(38)	$(76)	$723	$2,601	$1,125
Net loan (recoveries) charge-offs for quarter to average total loans	—%	—%	0.02%	0.08%	0.04%
Allowance for loan losses to loans held for investment (1)	0.54%	0.52%	0.68%	0.66%	0.71%
Delinquent Loans:
30 - 59 days	$556	$600	$117	$122	$1,042
60 - 89 days	1,423	1,965	—	71	1,990
90+ days	1,629	454	360	639	2,646
Total delinquency	$3,608	$3,019	$477	$832	$5,678
Delinquency as a percent of loans held for investment	0.07%	0.06%	0.01%	0.03%	0.18%
(1) 31% of loans held for investment include a fair value discount of $21.6 million.

PACIFIC PREMIER BANCORP, INC. AND SUBSIDIARIES
GAAP RECONCILIATIONS
(dollars in thousands, except per share data)

For periods presented below, return on average tangible common equity is a non-GAAP financial measure derived from GAAP-based amounts. We calculate these figures by excluding CDI amortization expense and exclude the average CDI and average goodwill from the average stockholders' equity during the period. Management believes that the exclusion of such items from these financial measures provides useful information to an understanding of the operating results of our core business. However, these non-GAAP financial measures are supplemental and are not a substitute for an analysis based on GAAP measures. As other companies may use different calculations for these adjusted measures, this presentation may not be comparable to other similarly titled adjusted measures reported by other companies.

	Three Months Ended
	September 30,	June 30,	September 30,
	2017	2017	2016
Net income	$20,232	$14,176	$9,227
Plus CDI amortization expense	1,761	1,761	525
Less CDI amortization expense tax adjustment	(606)	(610)	(204)
Net income for average tangible common equity	$21,387	$15,327	$9,548

Average stockholders' equity	$976,081	$948,200	$448,777
Less average CDI	34,699	36,445	10,318
Less average goodwill	371,651	370,564	101,939
Average tangible common equity	$569,731	$541,191	$336,520

Return on average equity	8.29%	5.98%	8.22%
Return on average tangible common equity	15.02%	11.33%	11.35%

Tangible common equity to tangible assets (the "tangible common equity ratio") and tangible book value per share are non-GAAP financial measures derived from GAAP-based amounts. We calculate the tangible common equity ratio by excluding the balance of intangible assets from common stockholders' equity and dividing by tangible assets. We calculate tangible book value per share by dividing tangible common equity by common shares outstanding, as compared to book value per share, which we calculate by dividing common stockholders' equity by shares outstanding. We believe that this information is consistent with the treatment by bank regulatory agencies, which exclude intangible assets from the calculation of risk-based capital ratios. Accordingly, we believe that these non-GAAP financial measures provide information that is important to investors and that is useful in understanding our capital position and ratios. However, these non-GAAP financial measures are supplemental and are not a substitute for an analysis based on GAAP measures. As other companies may use different calculations for these measures, this presentation may not be comparable to other similarly titled measures reported by other companies.

	September 30,	June 30,	March 31,	December 31,	September 30,
	2017	2017	2017	2016	2016
Total stockholders' equity	$981,660	$959,731	$471,025	$459,740	$449,965
Less intangible assets	(405,222)	(405,869)	(111,432)	(111,941)	(111,915)
Tangible common equity	$576,438	$553,862	$359,593	$347,799	$338,050

Book value per share	$24.44	$23.96	$16.88	$16.54	$16.27
Less intangible book value per share	(10.09)	(10.13)	(4.00)	(4.03)	(4.05)
Tangible book value per share	$14.35	$13.83	$12.88	$12.51	$12.22

Total assets	$6,532,334	$6,440,631	$4,174,428	$4,036,311	$3,754,831
Less intangible assets	(405,222)	(405,869)	(111,432)	(111,941)	(111,915)
Tangible assets	$6,127,112	$6,034,762	$4,062,996	$3,924,370	$3,642,916

Tangible common equity ratio	9.41%	9.18%	8.85%	8.86%	9.28%